FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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            Website: www.tevapharm.com

Teva Congratulates Professor Moussa Youdim, Winner of the 2010 EMET
Prize for Brain Science

Landmark Research Conducted by Professor Youdim and Colleagues
Led to the Discovery of AZILECT® for the Treatment of Parkinson`s Disease

Jerusalem, Israel, January 19, 2011 - Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) congratulates Professor Moussa Youdim on winning the Life Sciences 2010 EMET Prize for Brain Sciences. The prize was awarded to Professor Youdim for his achievements in the field of neurological studies, which led to numerous scientific discoveries and to the development of AZILECT® (rasagiline), Teva`s innovative Parkinson`s disease (PD) treatment.

"To have my research efforts commended by the distinguished EMET award committee is a great honor. AZILECT® continues to change the way physicians around the world treat patients with Parkinson`s disease and I look forward to seeing the continued role AZILECT® research may play in supporting advancements in the treatment of Parkinson`s disease," commented Professor Youdim, who is internationally renowned as an active researcher in the field of neuro-psychopharmacology.

The EMET Prize is an annual one million dollar award sponsored by the A.M.N Foundation for the Advancement of Science, Art and Culture in Israel in cooperation with the Prime Minister of Israel. The prize rewards academic and professional achievements that touch and influence multiple facets of Israeli society.

Available in 45 countries, the introduction of AZILECT® has impacted the PD community around the globe. AZILECT® is indicated as an initial mono therapy or as add-on therapy to levodopa later in the disease.  More recently, results of the landmark ADAGIO clinical study also suggest that the drug may have a positive impact on slowing clinical progression of the disease, the major unmet need in the treatment of Parkinson's disease.

The discovery and development of AZILECT® is directly linked to research done by Professor Youdim and his colleagues on the significance of the enzymes monoamine oxidase A and B and their function. AZILECT® is an irreversible and selective MAO-B (monoamine oxidase-B) inhibitor that blocks the breakdown of dopamine in the brain.  In addition, Professor Youdim has published numerous articles describing rasagiline's neuroprotective and neurorescue activities in various laboratory models.

About AZILECT®

AZILECT® tablets (rasagiline) 1 mg/day are indicated for the treatment of the signs and symptoms of Parkinson's disease both as initial therapy alone and to be added to levodopa later in the disease.  Azilect® is currently available in 45 countries, including the U.S., Canada, Israel, Mexico, and all EU countries.

About Parkinson's disease

Parkinson's disease is an age-related degenerative disorder of the brain. Symptoms can include: tremor, stiffness, slowness of movement, and impaired balance. An estimated five million people worldwide suffer from the disease, with an average age of onset of about 60 years.

About Professor Youdim

Professor Youdim is the Director of Eve Top Centre of Excellence for Neurodegenerative diseases Technion-Rappaport Faculty of Medicine and Distinguished Scientific Professor at Hong Kong, Qingdao and Shanghai Universities and Yonsei World Central University in Seoul.  He holds more than 100 international patents in the field of neuro-psychiatric drug development and caridiovascular drugs and has published more than 800 scientific articles and edited 45 books. He was recently awarded the European College of Neuropsycho-pharmacology (ECNP) Lifetime Achievement Award for his contribution to neuropsychiatric diseases and drug development and  was also elected the as member of Leopoldina German Academy of Sciences , the oldest Academy (1652) in the world, which holds 167 Nobel Laureates, including Einstein, Darwin, Goethe, Curries and others.

About Teva

Teva Pharmaceutical Industries Ltd. (NASDAQ:TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world's largest generic drug maker, with a global product portfolio of more than 1,250 molecules and a direct presence in approximately 60 countries. Teva's branded businesses focus on neurological, respiratory and women's health therapeutic areas as well as biologics. Teva's leading innovative product, Copaxone®, is the number one prescribed treatment for multiple sclerosis. Teva employs more than 40,000 people around the world and reached $13.9 billion in net sales in 2009.

Teva Pharmaceutical Industries Ltd. Web Site: www.tevapharm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Eyal Desheh

Name: Eyal Desheh
Title: Chief Financial Officer

Date January 19, 2011

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